SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 10th June 2004, for the month of May 2004

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑                      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

28.05.04 09:02 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on May 27, 2004 purchased 445,000 own shares at an average price of NOK 47.59 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

Telenor ASA has on May 27, 2004 purchased 445,000 own shares at an average price of NOK 47.59 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 44,035,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor`s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway`s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

27.05.04 08:12 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on May 26, 2004 purchased 980,000 own shares at an average price of NOK 47.36 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

Telenor ASA has on May 26, 2004 purchased 980,000 own shares at an average price of NOK 47.36 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 43,590,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor`s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway`s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

26.05.04 09:12 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on May 25, 2004 purchased 1,404,500 own shares at an average price of NOK 46.45 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

Telenor ASA has on May 25, 2004 purchased 1,404,500 own shares at an average price of NOK 46.45 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 42,610,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor`s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway`s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

25.05.04 09:40 TEL MELDEPLIKTIG HANDEL meldepliktig handel

Telenor ASA has on May 24, 2004 purchased 292,400 own shares at an average price of NOK 46.28 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 5, 2004.

Telenor ASA has on May 24, 2004 purchased 292,400 own shares at an average price of NOK 46.28 per share. The transaction is part of the new buyback authorisation approved by Telenor`s Annual General Meeting on May 5, 2004.

After this transaction Telenor ASA owns a total of 41,205,572 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 5, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor`s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway`s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

19.05.04 09:05 TEL SHARE OPTION PROGRAMME kapitalendringer

Telenor ASA has made a private placing of a total of 71,666 shares in connection with its share option programmes of 2002 and 2003 for managers and key personnel. The share issuance has increased the share capital with NOK 429,996. The number of outstanding shares subsequent to the share issue is 1,804,717,610.

07.05.04 08:34 TEL EX DIVIDEND NOK 1,00 TODAY eks.dato

The shares in Telenor ASA will be traded ex dividend NOK 1,00 as from today 07.05.2004

06.05.04 15:34 TEL ANNUAL GENERAL MEETING generalforsamlingsinfo

The Annual General Meeting of Telenor ASA was held today, Thursday 6 May 2004, at Fornebu.

All proposals on the agenda were adopted, cf. notice of the Annual General Meeting that was sent to Oslo Stock Exchange on 19 April 2004

The Annual General Meeting (AGM) of Telenor ASA has today approved the financial statements and annual report of Telenor ASA and the Group for 2003 and the Board`s proposal of a dividend of NOK 1.00 per share. The dividend will be paid on 25 May to shareholders registered as holding shares on the date of the AGM. As of 7 May 2004, the Telenor share will be traded exclusive of dividend.

Capital reduction

The AGM has decided to implement a capital reduction of a total of NOK 332,669,784, partly by cancelling 40,913,172 own shares and by redeeming 14,531,792 shares held by the Kingdom of Norway through the Ministry of Trade and Industry against payment of an amount of NOK 695,432,133,05 to The Kingdom of Norway through the Ministry of Trade and Industry.

Capital increase

The AGM has also given the Board authorisation to increase the share capital by up to NOK 524,760,294 by issuance of up to 87,460,049 shares. The AGM has decided that such authorisation shall be extended to 1 July 2005, so as to include a number of shares corresponding to approximately five per cent of the Group`s share capital subsequent to the capital reduction.

Purchase of own shares

The AGM has also renewed the Board`s authorisation to purchase 174,920,098 own shares with a nominal value of a total of NOK 1,049,520,588, which corresponds to approximately ten per cent of the Group`s share capital subsequent to the implementation of the capital reduction that was decided today. This authorisation is valid until 1 July 2005, and will replace the authorisation given by the AGM on 8 May 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
	By:	/s/ Torstein Moland

		Name:	Torstein Moland
		Title:	CFO

Date: 10th June 2004